UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: March 15, 2019

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Name)

Bahnhofstrasse 45, Zurich, Switzerland and
Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the UBS Group Funding (Switzerland) AG audited standalone financial statements for the year ended 31 December 2018, which appear immediately following this page.

UBS Group Funding (Switzerland) AG

Standalone financial statements as of 31 December 2018.

Table of contents

1		UBS Group Funding (Switzerland) AG standalone financial statements (audited)

1		Income statement
1		Balance sheet
2		Reconciliation of equity
2		Statement of appropriation of total profit / (loss) carried forward

3	1	Corporate information
3	2	Accounting policies

5		Income statement notes
5	3	Financial income
5	4	Other operating expenses
5	5	Financial expenses

6		Balance sheet notes
6	6	Liquid assets
6	7	Accrued income and prepaid expenses
6	8	Financial assets
6	9	Other non-current assets
6	10	Other current liabilities
6	11	Accrued expenses and deferred income
7	12	Long-term interest-bearing liabilities
9	13	Other long-term liabilities
9	14	Share capital
9	15	Contingent liabilities

10		Additional information
10	16	Related parties
10	17	Currency translation rates

UBS Group Funding (Switzerland) AG standalone financial statements (audited)

Income statement
		USD million		CHF million
		For the year ended		For the year ended
	Note	31.12.18	31.12.17	31.12.18	31.12.17
Financial income	3	1,525	508	1,503	495
Operating income		1,525	508	1,503	495
Other operating expenses	4	0	0	0	0
Financial expenses	5	1,517	504	1,495	491
Operating expenses		1,517	504	1,495	491
Profit / (loss) before income taxes		8	4	8	4
Tax expense / (benefit)		2	1	2	1
Net profit / (loss)		6	3	6	3

UBS Group Funding (Switzerland) AG was incorporated on 14 November 2016. The income statement and corresponding Notes presented for the period ended on 31 December 2017 include income and expenses for the period from 14 November 2016 to 31 December 2017.

Balance sheet
		USD million		CHF million
	Note	31.12.18	31.12.17	31.12.18	31.12.17

Assets
Liquid assets	6	115	20	113	19
Accrued income and prepaid expenses	7	1,017	481	1,000	469
Total current assets		1,133	501	1,114	488
Financial assets	8	41,784	28,424	41,083	27,708
Other non-current assets	9	33	0	33	0
Total non-current assets		41,817	28,424	41,116	27,708
Total assets		42,950	28,925	42,230	28,196

Liabilities
Other current liabilities	10	42	29	42	29
Accrued expenses and deferred income	11	728	197	715	192
Total short-term liabilities		770	227	757	221
Long-term interest-bearing liabilities	12	42,019	28,555	41,314	27,835
Other long-term liabilities	13	145	130	142	127
Total long-term liabilities		42,163	28,685	41,456	27,962
Total liabilities		42,933	28,912	42,213	28,183

Equity
Share capital	14	0	0	0	0
General reserves		10	10	10	10
of which: statutory capital reserve		10	10	10	10
of which: capital contribution reserve		10	10	10	10
Net profit / (loss)		6	3	6	3
Equity attributable to shareholders		16	14	16	13
Total liabilities and equity		42,950	28,925	42,230	28,196

UBS Group Funding (Switzerland) AG standalone financial statements (audited)

Reconciliation of equity

A reconciliation of equity for the year ended 31 December 2018 from the former Swiss franc presentation currency to the new US dollar presentation currency is provided in the table below.

In million	Share capital	General reserves	Net profit / (loss)	Total equity

Balance as of 1 January 2018, CHF	0	10	3	13
Dividend distribution			(3)	(3)
Net profit / (loss) for the period before conversion, CHF			4	4
CHF equity at conversion date 1 October 2018[1]	0	10	4	14
USD equity opening balance at conversion date 1 October 2018	0	10	4	14
Net profit / (loss) for the period after conversion, USD			3	3
Balance as of 31 December 2018, USD	0	10	6	16
1 Conversion date rate as of 1 October 2018 represents the closing exchange rate as of 30 September 2018 (CHF / USD 1.02).

Statement of appropriation of total profit / (loss) carried forward

The Board of Directors proposes that the Annual General Meeting of Shareholders (AGM) on 7 March 2019 approve an ordinary dividend distribution of USD 6 million. Dividends are declared and paid in US dollars. The total amount of the dividends will be capped at CHF 8 million (Cap). To the extent that the CHF dividend calculated based on USD 6 million would exceed the Cap on the day of the AGM, due to the exchange rate determined by the Board of Directors in its reasonable opinion, the USD amount of the dividend will be reduced on a pro-rata basis so that the total CHF amount does not exceed the Cap.

The Board of Directors proposes that the AGM on 7 March 2019 approve the following appropriation of total profit / (loss) carried forward and dividend distribution.

Proposed appropriation of total profit / (loss) carried forward if the Cap is not triggered

	USD million	CHF million
	For the year ended	For the year ended
	31.12.18	31.12.18
Net profit for the period	6	6
Profit / (loss) carried forward	0	0
Total profit / (loss) carried forward available for appropriation	6	6

Appropriation of total profit / (loss) carried forward
Dividend distribution	(6)	(6)[1]
Profit / (loss) carried forward	0	0
1 Translated at closing exchange rate as of 31 December 2018 (CHF / USD 1.02).

Proposed appropriation of total profit / (loss) carried forward and proposed dividend distribution out of capital contribution reserve if the Cap is triggered

	USD million	CHF million
	For the year ended	For the year ended
	31.12.18	31.12.18
Appropriation of total profit / (loss) carried forward
Dividend distribution	(6)	(6)
Profit / (loss) carried forward	0	0

Proposed dividend distribution out of capital contribution reserve
Total capital contribution reserve before distribution	10	10
Dividend distribution	0	(2)
Total capital contribution reserve after distribution	10	8

The total CHF dividend is capped at CHF 8 million. The USD amount (6 million) will be reduced to CHF 8 million multiplied by the exchange rate determined by the Board of Directors on the day of the AGM.

Note 1  Corporate information

UBS Group Funding (Switzerland) AG is incorporated and domiciled in Switzerland and its registered office is at Bahnhofstrasse 45, CH-8001 Zurich, Switzerland. UBS Group Funding (Switzerland) AG operates under article 620ff. of the Swiss Code of Obligations as an Aktiengesellschaft  (a corporation limited by shares).

Establishment of UBS Group Funding (Switzerland) AG

UBS Group Funding (Switzerland) AG was incorporated on 14 November 2016 as a wholly owned subsidiary of UBS Group AG. The company was established to issue UBS Group AG guaranteed perpetual capital notes that qualify as Basel III additional tier 1 (AT1) capital and senior unsecured debt that contributes to the total loss-absorbing capacity (TLAC) of UBS.

UBS Group Funding (Switzerland) AG was designated by FINMA as a significant group company according to article 2bis para. 1 lit. b of the Swiss Banking Act.

Issuance of AT1 capital instruments and TLAC-eligible senior unsecured debt

Throughout 2018 and 2017, UBS Group Funding (Switzerland) AG issued TLAC-eligible senior unsecured debt and perpetual AT1 capital notes. The proceeds from the issuances of those instruments were on-lent to UBS AG.

In May 2018, outstanding perpetual capital notes that qualify as Basel III AT1 capital issued by UBS Group AG were transferred to UBS Group Funding (Switzerland) AG at book value with a retrospective effect as of 1 January 2018. In May 2017 outstanding TLAC-eligible senior unsecured debt issued by UBS Group Funding (Jersey) Limited was transferred to UBS Group Funding (Switzerland) AG. Both transfers were carried out by means of an issuer substitution pursuant to the voluntary substitution provisions provided in the terms and conditions of the relevant instruments. Following the transfers, the outstanding perpetual capital notes and TLAC-eligible senior unsecured debt continue to be guaranteed by UBS Group AG, and investors’ seniority of claims against UBS Group AG remains unchanged.

In December 2018, the Swiss Parliament approved changes to the tax treatment of too big to fail (TBTF) instruments issued by the holding companies of Swiss systemically important banks. The new law aims to eliminate the additional tax burden imposed on systemically important banks as a result of required issuances of TBTF instruments at the holding company level. The Swiss Federal Council will announce an effective date for the change after the referendum period closes in April 2019. No referendum has been called at this point. Once effective, new loss-absorbing additional tier 1 capital instruments and total loss-absorbing capacity (TLAC)-eligible senior unsecured debt will be issued directly out of UBS Group AG. It is also expected that UBS Group AG will  assume outstanding capital and debt instruments that were previously issued by UBS Group Funding (Switzerland) AG as a means of managing the aforementioned tax burden.

→   Refer to Note 12 for more information on the main terms and conditions of the perpetual capital notes and TLAC-eligible senior unsecured debt issued

Note 2  Accounting policies

The UBS Group Funding (Switzerland) AG standalone financial statements are prepared in accordance with the principles of the Swiss Law on Accounting and Financial Reporting (32nd title of the Swiss Code of Obligations).

The functional currency of UBS Group Funding (Switzerland) AG is the US dollar. The significant accounting and valuation principles applied are described below.

Change in functional and presentation currency

As of 1 October 2018 (the conversion date) UBS Group Funding (Switzerland) AG prospectively changed its functional currency from Swiss francs to US dollars.

UBS Group Funding (Switzerland) AG also prospectively changed the presentation currency of its standalone financial statements from Swiss francs to US dollars. The interim Swiss franc financial information of UBS Group Funding (Switzerland) AG as of 30 September 2018, including the balance sheet, year-to-date income statement and all related notes, was translated into US dollars at the closing rate on 30 September 2018 (the conversion date rate). This conversion had no impact on the income statement or equity.

As the primary presentation currency of the standalone financial statements of UBS Group Funding (Switzerland) AG is US dollars, amounts in Swiss francs are additionally presented for each component of the financial statements. UBS Group Funding (Switzerland) AG applies the modified closing rate method for translating the US dollar amounts into Swiss francs: assets and liabilities are translated at the closing rate, equity positions at historic rates and income and expense items at the weighted average rate for the period. All resulting currency translation effects are recognized separately in Voluntary earnings reserve, amounting to CHF 0 million as of 31 December 2018. Under Swiss Code of Obligations, prior period financial statements are not restated. All comparative prior-period information as of and for the year ended 31 December 2017 is translated at the closing rate as of 31 December 2017.

UBS Group Funding (Switzerland) AG standalone financial statements (audited)

Note 2  Accounting policies (continued)

Foreign currency translation

Transactions denominated in foreign currency are translated into US dollars at the spot exchange rate on the date of the transaction. At the balance sheet date, all assets and liabilities that are denominated in a foreign currency are translated into US dollars using the closing exchange rate. Where the asset mirrors the terms of a corresponding liability or the asset and liability otherwise form an economic hedge relationship, the asset and liability are treated as one unit of account for foreign currency translation purposes, with offsetting unrealized foreign currency translation gains and losses based on the closing exchange rate presented net in the income statement. All currency translation effects are recognized in the income statement.

→   Refer to Note 17 for information on the main currency translation rates used

Financial assets

Financial assets include loans granted to UBS AG that substantially mirror the terms of the AT1 perpetual capital notes and the TLAC eligible senior unsecured debt instruments issued. These loans qualify as Basel III AT1 capital and gone concern loss absorbing capacity, respectively, at the UBS AG consolidated level. They are measured at nominal value.

→   Refer to Note 8 for more information

Long-term interest-bearing liabilities

Long-term interest-bearing liabilities include perpetual capital notes that qualify as Basel III AT1 capital and TLAC-eligible senior unsecured debt instruments. They are measured at nominal value. Any difference to nominal value, e.g., premium, discount or external costs that are directly related to the issue, is deferred as Accrued income and prepaid expenses or Accrued expenses and deferred income and amortized to Financial expenses or Financial income over the maturity of the instrument, or until the first call date or optional redemption date, where applicable.

→   Refer to Note 12 for more information

Dispensations in the standalone financial statements

As UBS Group AG, the holding company of UBS Group Funding (Switzerland) AG, prepares consolidated financial statements in accordance with IFRS, UBS Group Funding (Switzerland) AG is exempt from various disclosures in the standalone financial statements. The dispensations include the management report and the statement of cash flows, as well as certain note disclosures.

Income statement notes

Note 3  Financial income

	USD million		CHF million
	For the year ended		For the year ended
	31.12.18	31.12.17	31.12.18	31.12.17
Interest income on liquid assets	1	0	1	0
Interest income on long-term receivables from UBS AG	1,524	508	1,502	495
Foreign currency translation gains	0	0	0	0
Total financial income	1,525	508	1,503	495

Note 4  Other operating expenses

UBS Group Funding (Switzerland) AG had no employees throughout the period from incorporation on 14 November 2016 to 31 December 2018. Other operating expenses mainly consist of paying agency fees, audit fees and capital tax expenses.

Note 5  Financial expenses

Financial expenses comprise interest expense on interest-bearing liabilities.

UBS Group Funding (Switzerland) AG standalone financial statements (audited)

Balance sheet notes

Note 6  Liquid assets

Liquid assets comprise current accounts held at UBS AG.

Note 7  Accrued income and prepaid expenses

	USD million		CHF million
	For the year ended		For the year ended
	31.12.18	31.12.17	31.12.18	31.12.17
Accrued interest income	625	199	615	194
Prepaid expenses	392	282	386	275
Total accrued income and prepaid expenses	1,017	481	1,000	469

Note 8  Financial assets

	USD million		CHF million
	For the year ended		For the year ended
	31.12.18	31.12.17	31.12.18	31.12.17
Onward lending to UBS AG1	41,782	28,422	41,081	27,706
Other long-term receivables from UBS AG	2	2	2	2
Total financial assets	41,784	28,424	41,083	27,708
1 Long-term receivables from the onward lending of the proceeds from the issuances of TLAC-eligible senior unsecured debt and loss-absorbing additional tier 1 perpetual capital notes to UBS AG.

Note 9  Other non-current assets

Other non-current assets are comprised of incentive fee receivables from UBS Group AG due after 12 months after the balance sheet date.

Note 10  Other current liabilities

Other current liabilities are comprised of guarantee fee payables to UBS Group AG due within 12 months after the balance sheet date.

Note 11  Accrued expenses and deferred income

	USD million		CHF million
	For the year ended		For the year ended
	31.12.18	31.12.17	31.12.18	31.12.17
Accrued interest expense	678	193	667	188
Other	49	5	49	4
Total accrued expenses and deferred income	728	197	715	192

Note 12  Long-term interest-bearing liabilities

Long-term interest-bearing liabilities totaled USD 42,019
million (CHF 41,314 million) as of 31 December 2018 (31 December 2017: USD 28,555 million (CHF 27,835 million)), comprising USD 41,782 million (CHF 41,081 million) of debt issued (31 December 2017: USD 28,422 million (CHF 27,706 million)) and USD 237 million (CHF 233 million) of fixed-term loans (31 December 2017: USD 132 million (CHF 129 million)). In May 2018, outstanding perpetual capital notes that qualify as Basel III AT1 capital issued by UBS Group AG were transferred to UBS Group Funding (Switzerland) AG at book value by means of an issuer substitution with a retrospective effect as of 1 January 2018.

Notes issued, overview by amount, maturity and coupon	31.12.18				31.12.17
In million, except where indicated	Carrying value in transaction currency	Carrying value in USD	Maturity[1,2]	Coupon[1,2]	Carrying value in transaction currency	Carrying value in USD
Euro-denominated TLAC-eligible senior unsecured notes	1,750	2,005	20.09.21	3M EUR LIBOR + 70 bps	1,750	2,100
US dollar-denominated TLAC-eligible senior unsecured notes	2,000	2,000	23.05.22	3.491%	2,000	2,000
US dollar-denominated TLAC-eligible senior unsecured notes	1,000	1,000	23.05.22	3M USD LIBOR + 122 bps	1,000	1,000
US dollar-denominated TLAC-eligible senior unsecured notes	2,000	2,000	23.03.27	4.253%	2,000	2,000
Swiss franc-denominated TLAC-eligible senior unsecured notes	400	407	18.05.23	0.625%	400	410
Euro-denominated TLAC-eligible senior unsecured notes	1,250	1,432	16.11.22	1.75%	1,250	1,500
Swiss franc-denominated TLAC-eligible senior unsecured notes	300	305	22.02.22	0.75%	300	308
Swiss franc-denominated TLAC-eligible senior unsecured notes	150	153	23.02.26	1.25%	150	154
Euro-denominated TLAC-eligible senior unsecured notes	750	859	04.03.24	2.125%	750	900
US dollar-denominated TLAC-eligible senior unsecured notes	1,500	1,500	24.09.20	2.95%	1,500	1,500
US dollar-denominated TLAC-eligible senior unsecured notes	2,500	2,500	24.09.25	4.125%	2,500	2,500
US dollar-denominated TLAC-eligible senior unsecured notes	300	300	24.09.20	3M USD LIBOR + 144 bps	300	300
US dollar-denominated TLAC-eligible senior unsecured notes	2,000	2,000	15.04.21	3%	2,000	2,000
US dollar-denominated TLAC-eligible senior unsecured notes	1,000	1,000	14.04.21	3M USD LIBOR + 178 bps	1,000	1,000
US dollar-denominated TLAC-eligible senior unsecured notes	2,000	2,000	15.04.26	4.125%	2,000	2,000
US dollar-denominated TLAC-eligible senior unsecured notes	2,000	2,000	01.02.22	2.65%	2,000	2,000
US dollar-denominated TLAC-eligible senior unsecured notes	500	500	01.02.22	3M USD LIBOR + 153 bps	500	500
Euro-denominated TLAC-eligible senior unsecured notes	1,250	1,432	01.09.26	1.25%	1,250	1,500
Euro-denominated TLAC-eligible senior unsecured notes	1,250	1,432	30.11.23	1.5%	1,250	1,500
US dollar-denominated TLAC-eligible senior unsecured notes	1,250	1,250	15.08.22	3M USD LIBOR + 95 bps	1,250	1,250
US dollar-denominated TLAC-eligible senior unsecured notes	2,000	2,000	15.08.22	2.859%	2,000	2,000
Euro-denominated TLAC-eligible senior unsecured notes	1,750	2,005	17.04.24	1.25%
Yen-denominated TLAC-eligible senior unsecured notes	130,000	1,186	08.11.23	0.719%
Yen-denominated TLAC-eligible senior unsecured notes	20,000	182	09.11.27	0.973%
US dollar-denominated high-trigger loss-absorbing additional tier 1 perpetual capital notes	2,000	2,000	31.01.23	5%
Euro-denominated low-trigger loss-absorbing additional tier 1 perpetual capital notes	1,000	1,146	19.02.22	5.75%
US dollar-denominated low-trigger loss-absorbing additional tier 1 perpetual capital notes	1,250	1,250	19.02.25	7%
US dollar-denominated high-trigger loss-absorbing additional tier 1 perpetual capital notes	1,250	1,250	19.02.20	7.125%
US dollar-denominated high-trigger loss-absorbing additional tier 1 perpetual capital notes	1,575	1,575	07.08.25	6.875%
US dollar-denominated high-trigger loss-absorbing additional tier 1 perpetual capital notes	1,500	1,500	22.03.21	6.875%
US dollar-denominated high-trigger loss-absorbing additional tier 1 perpetual capital notes	1,100	1,100	10.08.21	7.125%
Singapore dollar-denominated high-trigger loss-absorbing additional tier 1 perpetual capital notes	700	514	28.11.23	5.875%
Total notes issued		41,782				28,422

1 For the TLAC-eligible senior unsecured notes disclosed maturity refers to the contractual maturity date or, if applicable, to the earlier optional redemption date of the respective issuance. The disclosed coupon rate refers to the contractual coupon rate applied from the issue date up to the contractual maturity date or, if applicable, to the earlier optional redemption date.    2 For the loss-absorbing additional tier 1 perpetual capital notes disclosed maturity refers to the first call date and the disclosed coupon rate refers to the contractual fixed coupon rate from the issue date up to, but excluding, the first call date.

UBS Group Funding (Switzerland) AG standalone financial statements (audited)

Note 12  Long-term interest-bearing liabilities (continued)

Notes issued, overview by amount, maturity and coupon	31.12.18				31.12.17
In million, except where indicated	Carrying value in transaction currency	Carrying value in CHF	Maturity[1,2]	Coupon[1,2]	Carrying value in transaction currency	Carrying value in CHF
Euro-denominated TLAC-eligible senior unsecured notes	1,750	1,971	20.09.21	3M EUR LIBOR + 70 bps	1,750	2,047
US dollar-denominated TLAC-eligible senior unsecured notes	2,000	1,966	23.05.22	3.491%	2,000	1,950
US dollar-denominated TLAC-eligible senior unsecured notes	1,000	983	23.05.22	3M USD LIBOR + 122 bps	1,000	975
US dollar-denominated TLAC-eligible senior unsecured notes	2,000	1,966	23.03.27	4.253%	2,000	1,950
Swiss franc-denominated TLAC-eligible senior unsecured notes	400	400	18.05.23	0.625%	400	400
Euro-denominated TLAC-eligible senior unsecured notes	1,250	1,408	16.11.22	1.75%	1,250	1,462
Swiss franc-denominated TLAC-eligible senior unsecured notes	300	300	22.02.22	0.75%	300	300
Swiss franc-denominated TLAC-eligible senior unsecured notes	150	150	23.02.26	1.25%	150	150
Euro-denominated TLAC-eligible senior unsecured notes	750	845	04.03.24	2.125%	750	877
US dollar-denominated TLAC-eligible senior unsecured notes	1,500	1,475	24.09.20	2.95%	1,500	1,462
US dollar-denominated TLAC-eligible senior unsecured notes	2,500	2,458	24.09.25	4.125%	2,500	2,437
US dollar-denominated TLAC-eligible senior unsecured notes	300	295	24.09.20	3M USD LIBOR + 144 bps	300	292
US dollar-denominated TLAC-eligible senior unsecured notes	2,000	1,966	15.04.21	3%	2,000	1,950
US dollar-denominated TLAC-eligible senior unsecured notes	1,000	983	14.04.21	3M USD LIBOR + 178 bps	1,000	975
US dollar-denominated TLAC-eligible senior unsecured notes	2,000	1,966	15.04.26	4.125%	2,000	1,950
US dollar-denominated TLAC-eligible senior unsecured notes	2,000	1,966	01.02.22	2.65%	2,000	1,950
US dollar-denominated TLAC-eligible senior unsecured notes	500	492	01.02.22	3M USD LIBOR + 153 bps	500	487
Euro-denominated TLAC-eligible senior unsecured notes	1,250	1,408	01.09.26	1.25%	1,250	1,462
Euro-denominated TLAC-eligible senior unsecured notes	1,250	1,408	30.11.23	1.5%	1,250	1,462
US dollar-denominated TLAC-eligible senior unsecured notes	1,250	1,229	15.08.22	3M USD LIBOR + 95 bps	1,250	1,218
US dollar-denominated TLAC-eligible senior unsecured notes	2,000	1,966	15.08.22	2.859%	2,000	1,950
Euro-denominated TLAC-eligible senior unsecured notes	1,750	1,971	17.04.24	1.25%
Yen-denominated TLAC-eligible senior unsecured notes	130,000	1,166	08.11.23	0.719%
Yen-denominated TLAC-eligible senior unsecured notes	20,000	179	09.11.27	0.973%
US dollar-denominated high-trigger loss-absorbing additional tier 1 perpetual capital notes	2,000	1,966	31.01.23	5%
Euro-denominated low-trigger loss-absorbing additional tier 1 perpetual capital notes	1,000	1,126	19.02.22	5.75%
US dollar-denominated low-trigger loss-absorbing additional tier 1 perpetual capital notes	1,250	1,229	19.02.25	7%
US dollar-denominated high-trigger loss-absorbing additional tier 1 perpetual capital notes	1,250	1,229	19.02.20	7.125%
US dollar-denominated high-trigger loss-absorbing additional tier 1 perpetual capital notes	1,575	1,549	07.08.25	6.875%
US dollar-denominated high-trigger loss-absorbing additional tier 1 perpetual capital notes	1,500	1,475	22.03.21	6.875%
US dollar-denominated high-trigger loss-absorbing additional tier 1 perpetual capital notes	1,100	1,082	10.08.21	7.125%
Singapore dollar-denominated high-trigger loss-absorbing additional tier 1 perpetual capital notes	700	505	28.11.23	5.875%
Total notes issued		41,081				27,706

1 For the TLAC-eligible senior unsecured notes disclosed maturity refers to the contractual maturity date or, if applicable, to the earlier optional redemption date of the respective issuance. The disclosed coupon rate refers to the contractual coupon rate applied from the issue date up to the contractual maturity date or, if applicable, to the earlier optional redemption date.    2 For the loss-absorbing additional tier 1 perpetual capital notes disclosed maturity refers to the first call date and the disclosed coupon rate refers to the contractual fixed coupon rate from the issue date up to, but excluding, the first call date.

Note 13  Other long-term liabilities

Other long-term liabilities are comprised of guarantee fee payables to UBS Group AG due after 12 months after the balance sheet date.

Note 14  Share capital

As of 31 December 2018 and 31 December 2017, the issued share capital consisted of 1,000,000 registered shares at a par value of CHF 0.10 each.

Note 15  Contingent liabilities

UBS Group Funding (Switzerland) AG is jointly and severally liable for the combined value added tax (VAT) liability of UBS entities that belong to the VAT group of UBS in Switzerland.

UBS Group Funding (Switzerland) AG standalone financial statements (audited)

Additional information

Note 16  Related parties

	31.12.18		31.12.17
USD million	Amounts due from	Amounts due to	Amounts due from	Amounts due to
Qualified shareholders[1]	45	187		159
Affiliated entities[2]	42,524	239	28,643	133
External auditors		0		0
1 Qualified shareholder of UBS Group Funding (Switzerland) AG is UBS Group AG. 2 Affiliated entities of UBS Group Funding (Switzerland) AG include UBS AG, which is a direct subsidiary of UBS Group AG.

	31.12.18		31.12.17
CHF million	Amounts due from	Amounts due to	Amounts due from	Amounts due to
Qualified shareholders[1]	44	184		155
Affiliated entities[2]	41,811	235	27,921	130
External auditors		0		0
1 Qualified shareholder of UBS Group Funding (Switzerland) AG is UBS Group AG. 2 Affiliated entities of UBS Group Funding (Switzerland) AG include UBS AG, which is a direct subsidiary of UBS Group AG.

Note 17  Currency translation rates

The following table shows the currency rates used to translate the transactions in foreign currencies into US dollars in 2018 and into Swiss francs in 2017.

	Against USD		Against CHF
	Closing exchange rate	Average rate	Closing exchange rate	Average rate
	As of	For the year ended	As of	For the year ended
	31.12.18	31.12.18	31.12.17	31.12.17
1 CHF	1.02	1.02	1.00	1.00
1 EUR	1.15	1.18	1.17	1.12
100 JPY	0.91	0.91
1 SGD	0.73	0.74
1 USD	1.00	1.00	0.97	0.98

Building a better working world

Ernst & Young Ltd
Aeschengraben 9
P.O. Box
CH-4002 Basle

Phone +41 58 286 86 86
Fax +41 58 286 86 00
www.ey.com/ch

To the General Meeting of
UBS Group Funding (Switzerland) AG, Zurich

Basle, 7 March 2019

Report of the statutory auditor on the financial statements

As statutory auditor, we have audited the accompanying financial statements of UBS Group Funding (Switzerland) AG, which comprise the balance sheet, income statement and notes, for the year ended 31 December 2018.

Board of Directors' responsibility
The Board of Directors is responsible for the preparation of the financial statements in accordance with the requirements of Swiss law and the company's articles of incorporation. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error. The Board of Directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Swiss law and Swiss Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity's preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control system. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements for the year ended 31 December 2018 comply with Swiss law and the company's articles of incorporation.

Report on key audit matters based on the circular 1/2015 of the Federal Audit Oversight Authority
Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.

2

We have fulfilled the responsibilities described in the *Auditor's responsibility* section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying financial statements.

Changes to functional and presentation currencies

Risk	Effective 1 October 2018, the functional currency of UBS Group AG and UBS AG's Head Office in Switzerland has changed from Swiss francs to US dollars. Given UBS Group Funding (Switzerland) AG is a finance subsidiary without its own autonomous operating activities, in combination with the existing issuer substitution and keep-well agreements, the functional currency of the entity is aligned to UBS Group AG's and UBS AG's financial statements. As a consequence, the functional and presentation currency of UBS Group Funding (Switzerland) AG changed accordingly from Swiss francs to US dollars as of 1 October 2018. In accordance with Art. 958d para. 3 Swiss Code of Obligation, the financial statements are also presented in Swiss francs and additional disclosures were provided regarding foreign currency translation in note 2. We focused on the functional currency change because of the judgement involved in the determination of a change in functional currency and the effect of changing the functional and presentation to the financial statements as a whole.
Our audit response	We considered the change of functional and presentation currencies and developed an audit plan where we, amongst other things: ► Involved accounting specialists to review that the prospective application of the change in presentation currency of UBS Group Funding (Switzerland) AG is in accordance with the Swiss Code of Obligations. ► Evaluated the implication of the change, recalculated the impact of foreign currency translations and further assessed the completeness and accuracy of the data used in the calculation for retrospective presentation in US dollars and Swiss francs. ► Reviewed that the changes in functional and presentation currencies were disclosed in accordance with the Swiss Code of Obligations (refer to note 2). Our audit procedures did not lead to any reservations concerning the recognition, measurement and presentation of the change in functional and presentation currencies.

First-time recognition of transferred Additional Tier 1 (AT1) capital instruments

Risk	As of 25 May 2018, USD 16,675 billion and additional EUR 1 billion nominal value of AT1 capital instruments previously issued by UBS Group AG and the related on-lend loans to UBS Group entities were transferred to UBS Group Funding (Switzerland) AG following the terms of an "Issuer Substitution Agreement". Failure to appropriately set up, transfer and record these instruments could expose the entity to, amongst other things, significant financial reporting, legal, economic and taxation risks that may ultimately require

EY
Building a better working world

3

the entity to rely on the support of its parent, UBS Group AG, for its going concern.

Our audit response

We considered the initial recognition of the AT1 capital instruments and developed an audit plan where we, amongst other things:

- Obtained and reviewed significant contracts to determine whether the key features had been accounted for appropriately and compared the terms between the external instruments and resulting on-lend contracts;
- Involved tax specialists to assess the transfer pricing agreements in place and review the significant correspondence with the tax authorities;
- Involved accounting specialists to review that the significant accounting policies are in accordance with the Swiss Code of Obligations
- We reviewed key terms of the "Issuer Substitution Agreement" and related "On-lend Agreements", recalculated the amortized cost values of the external issuances and resulting on-lend contracts, together with the related accruals, deferrals and liabilities that were taken over after the transfer.

Our audit procedures did not lead to any reservations concerning the contractual set-up as well as the recognition, measurement and presentation of the transferred AT1 instruments.

Report on other legal requirements

We confirm that we meet the legal requirements on licensing according to the Auditor Oversight Act (AOA) and independence (article 728 CO and article 11 AOA) and that there are no circumstances incompatible with our independence.

In accordance with article 728a para. 1 item 3 CO and Swiss Auditing Standard 890, we confirm that an internal control system exists, which has been designed for the preparation of financial statements according to the instructions of the Board of Directors.

We further confirm that the proposed appropriation of the total profit carried forward complies with Swiss law and the company's articles of incorporation. We recommend that the financial statements submitted to you be approved.

Ernst & Young Ltd

Jan Marxfeld	Loren Bayley
Licensed audit expert (Auditor in charge)	Certified Public Accountant (CPA)

Enclosures

- Financial statements (balance sheet, income statement and notes)
- Proposal regarding the total profit carried forward

Notice to investors | This document and the information contained herein are provided solely for information purposes, and are not to be construed as solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this document. Refer to UBS’s Annual Report 2018 for additional information. This report is available at www.ubs.com/investors.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Starting in 2018, percentages, percent changes, and adjusted results are calculated on the basis of unrounded figures. Information on absolute changes between reporting periods, which is provided in text and that can be derived from figures displayed in the tables, is calculated on a rounded basis.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

UBS Group AG

P.O. Box

CH-8098 Zurich

www.ubs.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ Todd Tuckner___________

      Name: Todd Tuckner

      Title: Group Controller and

            Chief Accounting Officer

By: _/s/ David Kelly _____________

Name:  David Kelly

Title:    Managing Director

UBS AG

By: _/s/ Todd Tuckner___________

      Name: Todd Tuckner

      Title: Group Controller and

            Chief Accounting Officer

By: _/s/ David Kelly _____________

Name:  David Kelly

Title:    Managing Director

Date:  March 15, 2019